EXHIBIT 4.17
EQUITY TRANSFER AGREEMENT

This EQUITY TRANSFER AGREEMENT (hereinafter referred to as “This Agreement”) is entered into as of 6th December 2005 in Gong Zhuling by and between:

Transferor: Jilin Academy of Agriculture Science
Address: No.303 West Kemao Street, Gong Zhuling, Ji Lin
Legal representative: Yue Derong

Transferee: Beijing Origin Seed Joint Stock Limited Company
Address: 2E201, Zhongguancun Development Building, No.12 Shangdi Information Road, Haidian District, Beijing
Legal representative: Han Gengchen

(The Transferor and the Transferee hereto are individually referred to as “a Party” or “each Party”, and collectively “Parties”)

Whereas

(1)	Until the date of the Agreement is signed, the Transferor legally owns the 71.81% equity of Jilin Jinong High Technology Development Joint Stock Limited Company, totally 46.50 million shares.

(2)
The Transferor is willing to transfer the 23% equity of Jilin Jinong High Technology Development Joint Stock Limited Company to the Transferee in accordance with the conditions of this Agreement; the Transferee is willing to accept the 23% equity of Jilin Jinong High Technology Development Joint Stock Limited Company from the Transferee in accordance with the conditions of this Agreement. Totally 14.49 million shares are transferred and each share is evaluated of RMB1.51 by an authorized department, totally worth RMB21,879,900.

In accordance with the Company Law of the People’s Republic of China (“PRC” or “China”), Contract Law of PRC and other relevant laws and regulations, , through friendly consultations, the Parties reaches the following agreements in respect of the equity transfer of Jilin Jinong High Technology Development Joint Stock Limited Company:

Article 1    Definition

In this Agreement, unless the context otherwise requires, the terms hereof shall have the following meanings:

(1)	“This Agreement” means the text of this Agreement and attachments.

(2)	“Jinong Hitech” means Jilin Jinong High Technology Development Joint Stock Limited Company.

(3)	“Equity transfer” means the activity that the Transferor according to this Agreement, is going to transfer the legally held 23% equity of Jinong Hitech to the Transferee.

(4)	“Target equity” means the 23% equity of Jinong Hitech which the Transferor is going to transfer to the Transferee.

(5)	“Transfer price” means the amount which the Transferee shall pay the Transferor according to Article 3 of this Agreement.

(6)	“Execution date” means the date when this Agreement is dully signed indicated in this agreement.

(7)	“Effective date” means the date when all conditions are accomplished provided by this agreement.

(8)
“Settlement” means the Transferor changes the name of the owner in a register of all Target equity to the name of the transferee, and Jinong Hitech goes through the procedure for all the shareholder changing.

(9)
“Settlement date” means the date when the Transferor has changed the name of the owner in a register of all Target equity to the name of the transferee, and Jinong Hitech has completed the procedure for all the shareholder changing.

(10)	“Working day” means any day except for Saturdays, Sundays and other bank holidays provided or authorized by the laws.

(11)	“RMB” means legal currency of PRC.

Article 2    Equity Transfer

2.1 Subject to the terms and conditions of this Agreement, the Transferor hereby agrees to transfer 23% equity of Jinong Hitech to the transferee; the Transferee, subject to the terms and conditions of this Agreement, agrees to accept the 23% equity of Jinong Hitech.

2.2 After the date of settlement, the transferee will be the legal shareholder of the 23% equity of Jinong Hitech. All the rights and obligations of the Transferor shall be transferred to the Transferee.

Article 3    Equity Transfer Price and Payment Method

3.1 The parties agree that the target equity price is based on the evaluated net asset of Jinong Hitech. According to each share worth net asset RMB1.51, the target equity totally is 14.49 million shares, and transfer price is RMB21,879,900.

3.2 This equity transfer is a transfer with rights. Up to the norm evaluation date, target equity and the profit from former annual interests will be accounted into the total net asset at the same time.

3.3 The parties unanimously agree that the Transferee shall pay the transfer price above mentioned in a lump sum; within 15 days upon this Agreement comes into force, the Transferee shall pay the Transferor RMB21,879,900.

Article 4    Rights and Obligations of the Transferor

4.1 The Transferor is entitled to legally transfer the target equity.

4.2 The Transferor legally holds the target equity, with full rights to deal with them and independent rights to have interests. Target equity is free from any mortgage, any contingent liabilities or any potential responsibilities, as well as any disputes, arbitrations and litigations against it and not subject to any privileged rights and similar rights.

4.3 The Transferor has provided the Transferee with true, all-around and correct financial account documents, legal documents and other necessary documents about the assets, debts and contingent liabilities. There is no fact, which is related to Jinong Hitech and might have serious material effects to Jinong Hitech and has not been disclosed to the Transferee. Any representations or warranties in this Agreement from the Transferor including any documents provided for the Transferee do no contain any false representation in respect of material facts, also without omission of any material facts that might lead to misunderstanding for the representation.

4.4 Unless it is necessary for the ordinary operation of Jinong Hitech from the execution date of this Agreement to the settlement date the Transferor cannot do anything which has unfavorable influence to the assets, business and future development of Jinong Hitech without the prior written consent of the Transferee.

4.5 The Transferor warrants that it has not signed any contracts or agreements which conflict with this Agreement, and that it will not transfer the rights and obligations under this Agreement to any third party. During the period from the execution date to the settlement date of this Agreement, the Transferor warrants that it will not have any business contact with any other third parties in terms of transferring, mortgaging and trusteeship, or never sign letter of intent, contract and understanding memorandum or any kind of legally binding documents which conflict with target equity transfer or include articles forbidding or limiting target equity transfer.

4.6 The Transferor agrees to take all necessary actions to timely accomplish the signing and all legal documents needed for this Agreement, and to fulfill the arranged procedures related to equity transfer hereof.

Article 5    Rights and Obligations of the Transferee

5.1 The Transferee is entitled to accept the target equity.

5.2 The Transferee pays the equity transfer price timely and in a full amount according to this Agreement.

5.3 The Transferee has not signed any contracts or agreements which conflict with this Agreement, and warranties that it will not transfer the rights and obligations hereunder to any third party.

5.4 During the period from the execution date to the settlement date of this Agreement, the Transferee warrants that it will not have any business contact with any other third parties in terms of material matters which conflict with equity transfer, or sign letter of intent, contract and understanding memorandum or any kind of legally binding documents.

5.5 The Transferee agrees to take all necessary actions to timely accomplish the signing and all legal documents needed for this Agreement, and to complete the procedures related to equity transfer in this Agreement.

Article 6    Settlement

6.1 After this agreement is signed, the Transferor is responsible for applying for approval from the relevant authority of State-owned Asset Supervision and Administration before March 10, 2006. After this agreement becomes effective, the Transferor shall assist the Transferee to go through the registration procedure of shareholder changing before March 10, 2006, including amending Articles of Association of Jinong Hitech according to this equity transfer.

6.2 The parties agree that, upon the effectiveness of this Agreement, the Transferor shall urge one director to resign. Meanwhile, the Transferee shall nominate a new director candidate to replace such director who has resigned. The Transferor shall assist Jinong Hitech to hold the shareholders’ meeting and complete the reelection of the board of directors in time upon the effectiveness of this Agreement. The Transferor is also responsible for registering the changes of the board or directors and the equity transfer with the relevant authority of the administration of industry and commerce.

Article 7    Periodical Responsibilities

The parties agree that all losses or profits occurring to Jinong Hitech, from the norm evaluation date to the settlement date shall be assumed by the Transferee.

Article 8    Liabilities for Breach

The parties hereto must strictly abide by the provisions of this Agreement, and any Party who do not comply with any provisions hereof constitutes a breach. The non-defaulting Party has the right to terminate this Agreement and claim compensation for all economic losses caused by the breaching Party, but the compensation shall not exceed the losses arising from its breach which the breaching Party have foresee or should foresee when such party signs this Agreement.

Article 9    Force Majeure

9.1 “Force Majeure” means all the events, occuring after this agreement becomes effective, which the parties can’t control and foresee or can not avoid although foreseeable, and which prevent any party from performing this Agreement partly or wholly. Force Majeure events include but not limited to acts of God, war, policy adjustment, changes of laws and other significant events or accidentals.

9.2 If Force Majeure event occurs, the Party that can’t implement this agreement shall take all reasonable actions to eliminate or reduce the impact of Force Majeure event and inform the other Party without any delay in the most convenient way and provide detailed written report about the Force Majeure event within 15 days. The parties shall, based on the impact of Force Majeure, decide whether terminate the agreement or defer the implementation of this Agreement, or partly or wholly exempt the prevented party from performing its obligation hereof.

Article 10    Disputes Settlement and Applicable Laws

10.1 Any dispute arising from or in connection with this Agreement shall be resolved through friendly consultations by the Parties. If such consultations fails, the Parties have the right to submit the dispute to the competent court. In the course of dispute settlement, except the dispute, the Parties shall continue to perform the provisions of this Agreement.

10.2 The execution, validity, interpretation, performance, dispute resolution are governed by the laws of PRC.

Article 11    Effectiveness

This Agreement, upon the execution by the legal representatives or his authorized representatives of the Parties, shall come into force together with the Asset Restructuring Agreement executed by the Parties, Jilin Jinong High Technology

Development Joint Stock Limited Company and Jinlin Changrong Hign Tchnology Seed Co., Ltd..

Article 12    Confidentiality

The Parties hereto shall strictly maintain the confidentiality of the consultation, execution course and provisions of this Agreement, as well as all information, documents, data etc. of the other sides obtained during the performance of this Agreement (collectively referred to as “the Confidential Information”). Unless it is compulsory provided by laws, regulations or government, any Party shall not, in the form of act or omission, disclose the Confidential Information to the third party other than the persons with the right to know including persons or professional consultants etc. participating in the equity transfer.

Article 13    Variation and Amendment

13.1 Any variation to this Agreement shall be made through consultations between the Parties and come into force only after a written amendment has been signed by all Parties. This Agreement shall remain effective, if the amendment cannot be reached. Without execution by each Party, any amendment, interpretation or waive to any provision herein is invalid.

13.2 Each Party may execute supplementary agreements in respect of the matters related to this Agreement and it shall have the same legal effects as this Agreement.

Article 14    Termination of this Agreement

14.1 This Agreement is terminated by the reasons as follows:

(1)	The parties reach a mutual consent in writing;

(2)
One Party breaches any of its obligations under this Agreement, and then the non-defaulting Party has given written notice to such defaulting Party. During a period of third (30) days after receipt of such notice, such breach is not cured;

(3)	One Party’s representation or warranties is false or incorrect;

(4)
This Agreement becomes invalid or been unable to put into effect or been announced to be invalid or been unable to put into effect, or authorized institutions demand to amend any provisions in this Agreement, but any Party cannot accept the amendment; and

(5)
As mentioned in Article 9 any of the Force Majeure event occurs or the results seriously influence one Party to fulfill this Agreement, but each Party cannot find any reasonable solutions during a period (30 days) after the Force Majeure event occurs.

14.2 If affairs provided in (1), (4) and (5) of the above Article occur, any Party has rights to give written notice to the other Party to terminate this Agreement; if affairs provided in (2) and (3) of the above Article occur, the non-defaulting Party solely has the rights to give written notice to the other Party to terminate this Agreement.

14.3 The notice becomes effective after 15 days when the notice terminating this Agreement is delivered to the Party who shall receive the notice.

14.4 If this Agreement is terminated in the reasons of this Article,

each Party should return any Target Equity or consideration which is gained from the other Party by fulfilling this Agreement.

the defaulting Party shall pay the other Party for any damages caused by the default; if each Party is in default, it shall assume its respective liabilities according to the extent of its default.

14.5 This article entitles each Party to terminate this Agreement, which shall not prejudice any rights or remedies hereunder to the Party who bring the termination of this Agreement.

Article 15    Miscellaneous

15.1 If any of the provisions hereof becomes invalid, illegal or unenforceable in accordance with any laws and regulations, all the other provisions hereof remain effective. In the case that any of the provisions hereof becomes invalid, illegal or unenforceable, the parties in this Agreement shall conduct faithful consultations and amend this Agreement. The Parties shall achieve the intended purpose as far as possible in an acceptable way, and avoid the influence from invalidity, illegality and unenforceability in utmost.

15.2 This Agreement is the entire agreement between the Parties hereto regarding the subject matter hereof, and constitutes the manifestation of unanimous intention of all Parties together with any appendix. This Agreement shall supersede any prior oral or written intention, communication, understanding and so forth in respect of any proposed transaction hereof made before the execution date of this Agreement.

15.3 The headings of the sections have been added for convenience only and shall not affect the meaning and construction of this Agreement.

15.4 This Agreement shall be made in Chinese in 4 originals, and each Party holds two. The Parties shall sign a counterpart of this Agreement, and each counterpart shall have the same legal effects as the originals.

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Jilin Agriculture Science College

Legal or authorized representatives:

Beijing Origin Seed Joint Stock Limited Company

Legal or authorized representatives: